SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$322,235,728	$9,893

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $16.00 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,893	Filing Party: Diamond Resorts, LLC DR Resort Holdings, LLC DRS Acquisition Corp.

Form or Registration Number: Schedule TO	Date Filed: March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) to the Tender Offer Statement on Schedule TO (as amended by this Amendment No. 3 and as previously amended, the “Schedule TO”) is filed by (i) DRS Acquisition Corp., a Maryland corporation (the “Offeror”) and a wholly owned subsidiary of DR Resort Holdings, LLC, a Nevada limited liability company now known as Diamond Resorts Holdings, LLC (the “Parent”) and an affiliate of Diamond Resorts, LLC, a Nevada limited liability company (the “Affiliate”), (ii) the Parent, and (iii) the Affiliate. The Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”), at a purchase price of $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Offer”).

The Schedule TO is amended and supplemented by this Amendment No. 3 by adding the information contained herein and by filing the additional exhibit identified herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Items 2, 5, 6, 8 and 11. Subject Company Information; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposal; Interest in Securities of the Subject Company; Additional Information.

Items 2, 5, 6, 8 and 11 are hereby amended and supplemented by adding the following:

The Offer expired at 5:00 P.M., New York City Time, on Wednesday, April 25, 2007. The depositary for the Offer has advised the Offeror that, as of 5:00 P.M., New York City Time, on April 25, 2007, an aggregate of 17,700,530 Shares were validly tendered and duly delivered (the “Delivered Shares”), representing approximately 87.9% of the outstanding Shares, and 317,331 Shares were validly tendered by notice of guaranteed delivery (the “Delivery Guaranteed Shares”). The Offeror has made payment with respect to, and has instructed the depositary to make payments for, all Delivered Shares. The payment with respect to all Delivery Guaranteed Shares that are duly delivered on or prior to the expiration of the delivery guaranty period will be made promptly following the expiration of the delivery guaranty period.

Following the purchase of the Delivered Shares and pursuant to the Merger Agreement, dated March 9, 2007, among the Company, the Affiliate and the Offeror, the Offeror purchased 4,300,000 newly issued Shares (the “Top-Up Shares”) from the Company at a purchase price of $16.00 per share, which aggregate purchase price was paid through the issuance of a promissory note payable by the Offeror to the Company. Immediately following the purchase of the Delivered Shares and the Top-Up Shares, which purchase resulted in the Offeror owning over 90% of the outstanding Shares, the Offeror consummated a short-form merger with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of the Parent. In connection with the Merger, each outstanding Share not validly tendered upon expiration of the Offer (other than Shares held by the Company, the Parent, the Offeror or any of their respective subsidiaries) was converted into the right to receive $16.00 per Share, net to the holders in cash without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company applied for termination of registration of its common stock and its 3 3/4% Senior Subordinated Convertible Notes due 2024 under the Securities Exchange Act of 1934 (the “Exchange Act”) and filed notice of immediate suspension of the Company’s duty to file reports under the Exchange Act.

On April 27, 2007, the Affiliate issued a press release announcing the purchase and payment for all Delivered Shares and Top-Up Shares and the consummation of the Merger. The press release is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(15)	Text of the press release issued by the Affiliate, dated April 27, 2007.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DRS ACQUISITION CORPORATION DR RESORT HOLDINGS, LLC DIAMOND RESORTS, LLC

By:	/s/ RICHARD CLOOBECK
Name:	Richard Cloobeck
Title:	Vice President

Dated: April 27, 2007

EXHIBIT INDEX

(a)(15)	Text of the press release issued by the Affiliate, dated April 27, 2007.